EXHIBIT 4

EURO DISNEY S.C.A. GROUP

First Half 2004 Results Announcement

Six Months Ended March 31, 2004

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

	First	First Half 2003
(unaudited, € in millions)	Half 2004	Pro- Forma	Accounting Changes	As- Reported

Net Loss	(108.9)	(95.9)	(13.2)	(82.7)

Items Not Requiring Cash Outlays:
Depreciation and amortisation	73.7	72.9	41.2	31.7
Changes in working capital items	58.9	50.3	11.3	39.0
Other	1.2	(3.6)	(28.8)	25.2
Cash Flows from Operating Activities	24.9	23.7	10.5	13.2

Capital expenditures for tangible and intangible assets	(12.2)	(44.4)	—	(44.4)
Increase in deferred charges	—	—	6.5	(6.5)
Other	(0.1)	—	—	—
Cash Flows used in Investing Activities	(12.3)	(44.4)	6.5	(50.9)

Proceeds from new borrowings	7.5	105.2	—	105.2
Repayments of borrowings	(40.0)	(21.7)	(16.9)	(4.8)
(Increase) / Decrease in debt security deposit	29.9	(43.1)	0.1	(43.2)
Other	(3.1)	—	—	—
Cash Flows from (used in) Financing Activities	(5.7)	40.4	(16.8)	57.2

Change in cash and cash equivalents	6.9	19.7	0.2	19.5
Cash and cash equivalents, beginning of period	94.6	69.7	48.4	21.3
Cash and Cash Equivalents, end of period	101.5	89.4	48.6	40.8

Supplemental Cash Flow Information:
Lease Rental Expense	—	—	(77.3)	77.3
Interest paid	42.0	42.6	29.3	13.3

			March 2003
(unaudited, € in millions)	March 2004		Pro- Forma		Accounting Changes	As- Reported
Cash	14.9		11.7		—	11.7
Short-term investments	86.7		77.8		48.6	29.2
Bank Overdrafts (recorded in accounts payable and accruals)	(0.1)		(0.1)		—	(0.1)
Cash and Cash Equivalents, end of period	101.5	(1)	89.4	(1)	48.6	40.8

(1) Includes € 49.2 million and € 48.6 million of cash and short-term investments of the consolidated financing Companies as of March 31, 2004 and March 31, 2003, respectively.